[McKenna Long & Aldridge LLP Letterhead]

November 16, 2006

VIA FACSIMILE (202) 772-9217	PERSONAL AND CONFIDENTIAL

Mr. John L. Krug
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Corautus Genetics Inc. Proxy Statement- Response to SEC Comment Letter

Dear Mr. Krug:

We are in receipt of your comment letter dated November 16, 2006 regarding the preliminary proxy statement filed by Corautus Genetics Inc. (“Corautus”). The following is Corautus’ response to the comment contained in such letter. Additionally, enclosed is the section of Corautus’ preliminary proxy statement that is the subject of your comment, redlined to reflect our proposed revisions.

1.      Proposal 1. Approval of amendments to Corautus’ restated certificate of incorporation to effect a reverse stock split.

We have revised the proxy statement to include a statement that Corautus does not currently have any plan, commitment, arrangement, understanding or agreement (either written or oral) regarding the issuance of common stock subsequent to the proposed reverse stock split, in the form as attached hereto.

Per our telephone discussion today, if this revision is acceptable to you, please advise. I will in turn revise the proxy statement accordingly and will ensure that each of the filed and printed definitive proxy statements includes the revision.

We appreciate the Commission’s time and consideration in this matter. Please feel free to contact me at the number and address above listed should you have any additional questions or comments.

Very truly yours,

/s/ David Brown

David Brown

ACKNOWLEDGEMENT

Corautus Genetics Inc. hereby acknowledges that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jack Callicutt

Jack Callicutt, Vice President- Finance and

Administration, Chief Accounting Officer

EXCERPT FROM CORAUTUS PRELIMINARY PROXY STATEMENT, REVISED TO ADDRESS STAFF’S COMMENT

Effect of a Reverse Stock Split on the Authorized but Unissued Shares of Common Stock

A reverse stock split will have the effect of significantly increasing the authorized but unissued shares of Corautus common stock. For example, based on the 19,728,854 shares of common stock outstanding on November 23, 2006, and the 100,000,000 shares of common stock that are authorized under the proposed Certificate of Amendment to the Certificate of Incorporation, a one-for-ten reverse stock split would have the effect of reducing the number of issued shares of common stock from 19,728,854 to 1,972,885. This reduction of issued shares would increase the number of authorized but unissued shares by 17,755,969. The issuance in the future of such additional authorized shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of common stock. At present, Corautus does not have any plan, commitment, arrangement, understanding or agreement (either written or oral) regarding the issuance of common stock subsequent to the proposed reverse stock split. However, as a development stage company, it is certainly likely that Corautus will need to issue additional shares of common stock in the future in order to raise capital.

In addition, the effective increase in the number of authorized but unissued shares of common stock may be construed as having an anti-takeover effect. Although the board is not proposing a reverse stock split for this purpose, the board could, subject to its fiduciary duties and applicable law, issue such additional authorized shares to purchasers who might oppose a hostile takeover bid or any efforts to amend or repeal certain provisions of Corautus’ certificate of incorporation or bylaws. Such a use of these additional authorized shares could render more difficult, or discourage, an attempt to acquire control of Corautus through a transaction opposed by the board. The par value of Corautus’ common stock and preferred stock would remain at $0.001 per share following the effective time of a reverse stock split, while the number of shares of common stock issued and outstanding would be reduced.